                                                                   EXHIBIT 20

                                                   THOMAS & BETTS CORPORATION
                                                           8155 T&B Boulevard
                                                            Memphis, TN 38125
                                                               (901) 252-5962

   NEWS                                                        THOMAS & BETTS
-----------------------------------------------------------------------------
                                                            Contact:
                                                            Renee W. Johansen
                                                            901-252-5962

              Thomas & Betts Achieves Record First-Quarter Earnings

         MEMPHIS, Tennessee, April 28, 1999 -- Thomas & Betts Corporation (NYSE: TNB) today reported record financial results for the first quarter, topping the record set in last year's first quarter. For the quarter ended April 4, 1999, the company posted net earnings of $38.0 million compared with $37.3 million in the same 1998 period. Diluted earnings per share (EPS) were $0.67, two cents above diluted EPS of $0.65 in 1998's first quarter.

         "We're pleased to meet or beat expectations for the first quarter," said Clyde R. Moore, president and chief executive officer. "We had a tough comparison to a strong quarter last year, but progress on many key initiatives allowed us to achieve the record performance."

          First-quarter net sales grew 10.5% to $601.5 million from 1998's $544.5 million. Contributions from acquisitions over the past year, most significantly Kaufel Group, Ltd., boosted first-quarter sales growth into double-digit territory. The consolidated gross margin remained at 1998's level of 29.6%, while the consolidated operating margin decreased to 9.8% from 10.7% as a result of acquisition-related year-over-year increases in marketing, general and administrative expenses as a percentage of sales.

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         "In the quarter we sold $8.7 million of products based on our breakthrough Metallized Particle Interconnect (MPI) technology and shipped the first production quantities of our lithium-polymer ion (LPI) battery packs. We were quite active in implementing plans under our accelerated cost-reduction program begun in late summer 1998. That program continued on track, and as a result of actions to date, we were able to hold our gross margin at the same percentage as last year, despite an acquisition-related product mix that favored lower-margin components. Additionally, we reaped solid rewards from our strategy to increase sales to international customers as European and Latin American sales far exceeded 1998's first-quarter levels." continued Moore.

         Sales of the Electrical segment increased 23.3% to $321.8 million for the quarter, and segment earnings rose 7.0% to $47.8 million. Sales from acquisitions, together with strong demand in utility markets, accounted for the segment's sales growth. The segment's earnings growth was moderated by the mix of products sold. Electrical sales improved month-over-month throughout the quarter, and demand in Canada, where the company records 15% of its Electrical sales, also began to recover late in the quarter in response to higher commodity prices, especially oil prices.

         First-quarter sales of the Electronic OEM segment were $158.0 million, 7.8% lower than the 1998 period. First-quarter segment earnings were $14.0 million, or 12.8% lower compared with 1998's first-quarter results. Volume decreases in components sold to computer and automotive manufacturers and lower prices accounted for the decline.

         Sales of the Communications segment were $62.4 million, 8.6% lower than 1998's first-quarter level. Uncertainty among U.S. telecommunications customers as a result of industry mergers and depressed foreign economies caused the decrease in segment sales. First-quarter segment earnings were well below those of 1998's quarter with the decline due primarily to an

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unfavorable shift of sales to lower-margin cable television amplifier products and decreased volumes.

         Other sales in the first quarter totaled $59.3 million, 34.8% above 1998's first-quarter level. As anticipated, sales of steel structures rose dramatically year over year compared with weak prior-year sales as demand from traditional utility customers' projects returned to more normal levels and sales of wind-generation towers remained strong. Earnings on other sales increased to $6.1 million, $5.9 million over 1998's quarter, due to more effective capacity utilization and expense control in the manufacture of steel structures and heating units.

         On a geographic perspective, sales to European and Latin American customers improved dramatically in the quarter. European sales rose 45.8% from last year's quarter due to the addition of sales from electrical acquisitions and higher electronic component sales volumes. Sales in Latin America grew 143.1% year over year due to increased penetration of core electrical and electronic markets. Sales in Canada were 31.9% higher than 1998's first quarter as a result of the acquisition of Kaufel in late 1998. Sales to customers within the Asia/Pacific region declined 8.9% versus the prior year as the year-over-year negative growth of that region's economies overpowered additional sales from acquisitions.

         In January 1999, Thomas & Betts announced plans to acquire AFC Cable Systems, Inc. (AFC) in a stock-for-stock merger. That transaction met anti-trust clearance under the Hart-Scott-Rodino Act in early March and is currently pending review with the U.S. Securities and Exchange Commission
(SEC). Upon approval by the SEC, the transaction is subject to a vote by shareholders of both companies. Thomas & Betts and AFC remain committed to completing the merger within the first half of 1999.

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         Thomas & Betts is a leading producer of connectors and components for worldwide electrical and electronic markets. Visit Thomas & Betts on the World Wide Web at www.tnb.com

         Forward-looking statements in this news release are subject to many uncertainties in the company's operations and business environment. Such uncertainties, which are discussed further in the company's quarterly filings with the Securities and Exchange Commission, may cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements.

                                   # # # #

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                          THOMAS & BETTS CORPORATION

                      Consolidated Statement of Earnings
                   (In thousands except per share amounts)


                                               Quarter Ended
                                           ----------------------
                                            Apr 4,        Apr 5,
                                             1999          1998
                                           --------      --------
NET SALES                                  $601,518      $544,508
Costs and expenses:
Cost of sales                               423,420       383,412
Marketing, general
  and administrative                        102,034        85,330
Research and development                     12,293        13,303
Amortization of
  intangibles                                 4,574         4,382
                                           --------      --------
                                            542,321       486,427
                                           --------      --------

Operating income                             59,197        58,081
Income from unconsolidated
    companies                                 8,997         8,527
Other expense, net                           14,718        12,856
                                           --------      --------
Earnings before
  income taxes                               53,476        53,752
Income taxes                                 15,506        16,449
                                           --------      --------
NET EARNINGS                               $ 37,970      $ 37,303
                                           --------      --------
                                           --------      --------
Net earnings per share:
   Basic                                   $   0.67      $   0.66
   Diluted                                 $   0.67      $   0.65

Average shares outstanding:
   Basic                                     56,798        56,539
   Diluted                                   56,994        57,008

Cash dividend per share                    $   0.28      $   0.28


Certain prior-year amounts have been reclassified to conform to current-year presentation.

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                         THOMAS & BETTS CORPORATION
                         Consolidated Balance Sheet
                             (In thousands)


                                                Apr 4, 1999    Jan 3, 1999
                                                -----------    -----------
ASSETS
Cash and marketable securities                   $   63,696    $   106,506
Receivables - net                                   443,663        404,784
Inventories                                         487,792        469,641
Deferred income taxes                                51,570         61,829
Other current assets                                 23,975         15,642
                                                -----------    -----------
     Total current assets                         1,070,696      1,058,402
                                                -----------    -----------

Property, plant and equipment - net                 638,684        631,022
Intangible assets - net                             620,589        621,487
Investments in unconsolidated
   companies                                        150,373        142,251
Other assets                                         51,415         46,425
                                                -----------    -----------
TOTAL ASSETS                                     $2,531,757     $2,499,587
                                                -----------    -----------
                                                -----------    -----------

LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term borrowings and current
     maturities of long-term debt                $   87,124     $   97,657
Accounts payable                                    270,051        262,483
Accrued liabilities                                 151,057        155,815
Income taxes                                         30,701         55,674
Dividends payable                                    15,971         15,920
                                                -----------    -----------
      Total current liabilities                     554,904        587,549
                                                -----------    -----------

Long-term debt                                      837,162        790,963
Other long-term liabilities                          94,380         93,788
Deferred income taxes                                21,003         12,182

Shareholders' equity                              1,024,308      1,015,105
                                                -----------    -----------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                             $2,531,757     $2,499,587
                                                -----------    -----------
                                                -----------    -----------


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                          THOMAS & BETTS CORPORATION
                         Business Segment Performance
                                (In thousands)


                                             Quarter Ended
                                     --------------------------
                                     Apr 4, 1999    Apr 5, 1998     Change
                                     -----------    -----------     ------
NET SALES
Electrical                            $  321,810     $  260,980       23.3%
Electronic OEM                           158,016        171,300       (7.8)
Communications                            62,393         68,241       (8.6)
Other                                     59,299         43,987       34.8
                                     -----------    -----------
   Total                              $  601,518     $  544,508       10.5%
                                     -----------    -----------
                                     -----------    -----------

                                            Quarter Ended
                                     --------------------------
                                     Apr 4, 1999    Apr 5, 1998     Change
                                     -----------    -----------     ------
SEGMENT EARNINGS
Electrical                            $   47,781     $   44,641        7.0%
Electronic OEM                            14,007         16,071      (12.8)
Communications                               151          5,351      (97.2)
Other                                      6,119            200    2,959.5
                                     -----------    -----------
   Total                              $   68,058     $   66,263        2.7%
                                     -----------    -----------
                                     -----------    -----------


Segment earnings are based on earnings before interest, foreign exchange gains and losses and taxes. Certain prior-year amounts have been reclassified to current-year presentation.

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